

07005807

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48808

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Broadway
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. D. Grant Morgan (212) 768-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I D. Grant Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] on behalf of First Republic Group, LLC
Signature

Sr. Managing Director
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHELE MISITI
Notary Public, State of New York
No. 01MI6115655
Qualified in New York County
Commission Expires Sept. 13, 20 08

FIRST REPUBLIC GROUP, LLC
Member NASD - SIPC

1430 Broadway, 5th Floor
New York, NY 10018
Tel. (212) 768-1800
Fax (212) 768-0400
1-800-345-3001

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

****

First Republic Group, LLC
Statement of Financial Condition
December 31, 2006

Assets		
Current assets		
Cash and cash equivalents	$	719,610
Receivable from clearing broker		1,303,495
Deposit with clearing broker		100,066
Securities owned, not readily marketable, at estimated fair value		9,237
Fixed assets, net		506,674
Other assets		462,691
Total assets	$	3,101,773
Liabilities and Members' Equity		
Current liabilities		
Accrued expenses and other liabilities	$	1,270,725
Commitments and contingencies		
Members' equity		1,831,048
Total liabilities and members' equity	$	3,101,773

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

First Republic Group, LLC (the "Company"), a limited liability company, was formed on September 22, 1995, under the laws of the State of New York. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a full service broker-dealer clearing all customer transactions through another broker-dealer on a fully disclosed basis.

The Company also participates in underwritings as a non-managing selling group member and earns a selling concession.

The Company transacts its business with customers predominantly located throughout the United States.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is computed using both accelerated and straight line methods over the estimated useful lives of the related assets, ranging from five to seven years. Leasehold improvements are amortized over their estimated useful lives.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold not yet purchased are carried at quoted market values.

Income Taxes

As a limited liability company, the Company itself is not liable for federal or state income taxes. Each member is responsible to report separately his distributive share of Company income or loss to tax authorities. The Company is, however, subject to the New York City unincorporated business tax. It is not currently anticipated that amounts to be withdrawn by members to meet their income tax liabilities will significantly affect the financial condition of the Company.

3. Receivable From Clearing Broker

Amounts receivable from the clearing broker at December 31, 2006, consist of commissions receivable and balances held at the clearing broker.

4. Deposit With Clearing Broker

The Company's clearing agreement requires that a minimum balance of $100,000 be maintained on deposit with the clearing broker.

5. Securities Owned

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2006, this security carried at estimated value consists of the following:

Equity	$ 9,237

6. Fixed Assets

Fixed assets consist of the following at December 31, 2006:

Equipment	$ 421,259
Furniture and fixtures	15,140
Leasehold improvements	521,131
	957,530
Accumulated depreciation and amortization	450,856
	$ 506,674

7. Retirement Plan

The Company sponsors a defined contribution pension plan under Section 401(k) of the Internal Revenue Code. The Plan covers substantially all its employees, and provides for participants to defer salary up to statutory limitations.

The Company is not required to make a matching contribution.

8. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker and dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $852,446 which exceeded the required minimum net capital of $100,000 by $752,446. At December 31, 2006, the Company had aggregate indebtedness of $1,270,725. The ratio of aggregate indebtedness to net capital was 1.49 to 1.

The Company is awaiting regulatory approval to reduce their minimum net capital requirement from $100,000 to $50,000.

9. Off-Balance-Sheet Credit Risk

The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker are unable to fulfill their obligations.

The Company has cash at two banks, which exceeds the FDIC insured limits exposing the Company to the credit risk resulting from this concentration. At December 31, 2006, this credit risk amounted to approximately $630,000.

10. Commitments and Contingencies

During 2000, a company related through partial common ownership, entered into a noncancellable operating lease that expired on October 31, 2006, and which the Company guaranteed. This lease provided for escalations based on certain operating expenses. During August 2006, the Company and the related entity entered into a lease modification and extension agreement which would expire on October 31, 2009. The Company had an agreement with the related entity to sublease from them this same space.

Effective November 1, 2006, the above lease was assigned from the related entity to the Company and the security deposit which was held by the related entity was transferred to the Company.

Future minimum annual office lease payments, under the noncancellable leases as of December 31, 2006, are as follows:

Year Ending December 31,	
2007	$ 792,526
2008	792,526
2009	660,438
	$2,245,490

The Company has also entered into operating lease agreements for office equipment. Lease expense for the year ended December 31, 2006 was approximately $11,000. Future minimum annual equipment lease payments under the noncancellable leases as of December 31, 2006 are as follows:

Year Ending December 31,	
2007	$ 8,284
2008	8,284
2009	7,594
	$ 24,162

Claims

The Company is periodically subject to claims and possible regulatory assessments which arise in the ordinary course of business. Outside counsel believes that the Company has meritorious defenses to such claims and possible regulatory assessments. It is the opinion of management that the disposition or ultimate resolution of such claims and possible regulatory assessments will not have a material adverse effect on the financial position of the Company.

The Company is currently involved in a lawsuit with a bank, whereby the bank alleges a variety of claims, including that the Company has infringed or otherwise violated the bank's trademark rights. The bank seeks unspecified damages and disgorgement of profits, as well as an injunction forbidding the ongoing use of the Company's trade name. The Company denies these allegations and intends to vigorously contest the bank's claims and believes it has

meritorious defenses to the actions. In addition, the Company has counterclaimed against the bank claiming the bank violated the Company's trademark rights when it entered the brokerage business and claims that the Company is entitled to damages and disgorgement of profits. Outside counsel is not in a position to opine on the ultimate outcome.

Termination of Clearing Agreement

Effective May 1, 2002, the Company entered into a clearing agreement. If the Company terminates this agreement, the Company would be required to pay a termination fee of $10,000, as defined in the agreement.

* *

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Members of
First Republic Group, LLC

We have audited the accompanying statement of financial condition of First Republic Group LLC, (the "Company") (a limited liability company) as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Republic Group, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 26, 2007

END